Exhibit 99.2

MONDAY.COM LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - -

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,290,242	$1,116,128
Accounts receivable - net of allowance for credit losses of $312 and $318 as of June 30, 2024 (unaudited) and December 31, 2023, respectively	19,602	17,911
Prepaid expenses and other current assets	56,181	39,103
Total current assets	1,366,025	1,173,142

Property and equipment, net	39,326	37,418
Operating lease right-of-use assets	60,910	62,280
Other long-term assets	3,937	2,816
Total assets	$1,470,198	$1,275,656

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$46,293	$24,837
Accrued expenses and other current liabilities	137,216	106,691
Deferred revenue, current	317,069	266,284
Operating lease liabilities, current	19,510	18,201
Total current liabilities	520,088	416,013

Operating lease liabilities, non-current	37,335	42,946
Deferred revenue, non-current	2,653	3,189
Total liabilities	560,076	462,148

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' EQUITY:
Ordinary shares, no par value – Authorized: 99,999,999 shares as of June 30, 2024 (unaudited) and December 31, 2023; Issued and Outstanding: 49,858,787 and 48,923,903 as of June 30, 2024 (unaudited) and December 31,2023, respectively	-	-
Founders’ shares no par value: Authorized: 1 share as of June 30, 2024 (unaudited), and December 31, 2023; Issued and Outstanding: 1 share as of June 30,2024 (unaudited), and December 31, 2023	-	-
Additional paid-in capital	1,470,476	1,388,108
Accumulated other comprehensive income	2,657	9,804
Accumulated deficit	(563,011)	(584,404)
Total shareholders’ equity	910,122	813,508
Total liabilities and shareholders’ equity	$1,470,198	$1,275,656

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2024	2023
	(Unaudited)

Revenue	$453,019	$337,935
Cost of revenue	47,217	36,530

Gross profit	405,802	301,405

OPERATING EXPENSES

Research and development	94,868	76,169
Sales and marketing	259,612	215,123
General and administrative	54,550	45,032

Total operating expenses	409,030	336,324

Operating loss	(3,228)	(34,919)

Financial income (expense), net	27,689	17,495

Income (loss) before income taxes	24,461	(17,424)
Income tax expense	(3,068)	(4,278)

Net income (loss)	$21,393	$(21,702)

Net income (loss) per share attributable to ordinary shareholders, basic	$0.43	$(0.45)
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.41	$(0.45)

Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	49,442,327	48,061,281
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	52,106,369	48,061,281

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30
	2024	2023
	(Unaudited)

Net Income (loss)	$21,393	$(21,702)

Other comprehensive income (loss):

Change in unrealized gains (losses) on cash flow hedges:
Unrealized losses arising during the period, net of tax	(5,480)	(4,293)
Losses (gains) reclassified into earnings, net of tax	(1,667)	5,392

Net current-period other comprehensive income (loss)	(7,147)	1,099
Comprehensive income (loss)	$14,246	$(20,603)

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Number of Founders’ Shares	Number of Ordinary shares	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Shareholders’ equity
Balance as of January 1, 2024	1	48,923,903	$1,388,108	$9,804	$(584,404)	$813,508
Exercise of options	-	671,366	12,573	-	-	12,573
Issuance of ordinary shares upon vesting of restricted share units	-	223,678	-	-	-	-
Issuance of ordinary shares under employee share purchase plan	-	39,840	5,981	-	-	5,981
Share-based compensation	-	-	63,814	-	-	63,814
Other comprehensive loss	-	-	-	(7,147)	-	(7,147)
Net income	-	-	-	-	21,393	21,393
Balance as of June 30, 2024 (unaudited)	1	49,858,787	$1,470,476	$2,657	$(563,011)	$910,122

Balance as of January 1, 2023	1	47,737,868	$1,265,477	$(3,210)	$(582,527)	$679,740
Exercise of options	-	475,068	5,967	-	-	5,967
Issuance of ordinary shares upon vesting of restricted share units	-	140,695		-	-	-
Issuance of ordinary shares under employee share purchase plan	-	42,468	3,953	-	-	3,953
Share-based compensation	-	-	52,199	-	-	52,199
Other comprehensive income	-	-	-	1,099	-	1,099
Net loss	-	-	-	-	(21,702)	(21,702)
Balance as of June 30, 2023 (unaudited)	1	48,396,099	$1,327,596	$(2,111)	$(604,229)	$721,256

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$21,393	$(21,702)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,453	4,136
Share-based compensation	63,166	51,243
Changes in operating assets and liabilities:
Accounts receivable, net	(1,691)	(1,910)
Prepaid expenses and other assets	(15,199)	5,987
Accounts payable	21,668	3,596
Accrued expenses and other liabilities	2,710	(148)
Deferred revenue	50,249	49,115
Net cash provided by operating activities	147,749	90,317

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,964)	(4,684)
Capitalized software development costs	(1,070)	(1,019)
Net cash used in investing activities	(7,034)	(5,703)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	19,324	10,353
Receipt of tax advance relating to exercises of share options and RSUs, net	14,075	8,516
Net cash provided by financing activities	33,399	18,869
INCREASE IN CASH, AND CASH EQUIVALENTS	174,114	103,483
CASH AND CASH EQUIVALENTS - Beginning of period	1,116,128	885,894
CASH AND CASH EQUIVALENTS - End of period	$1,290,242	$989,377

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$212	$94
Capitalized share-based compensation costs	$648	$956
Right-of-use asset recognized with corresponding lease liability	$8,753	$263

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 1:-	ORGANIZATION AND DESCRIPTION OF BUSINESS

monday.com Ltd (“monday.com” and together with its subsidiaries collectively, “the Company”) was incorporated under the laws of Israel and commenced operations in 2012. The Company operates a cloud-based visual Work Operating System (“Work OS”) that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with various digital tools across an organization. By using the Company’s Work OS platform and product suite, customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity.

monday.com has seven wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”), incorporated in the United States in 2016, monday.com UK incorporated under the laws of England in 2020, monday.com PTY., incorporated in Australia in 2020, monday.com LTDA. incorporated in Brazil in 2021, monday.com K.K., incorporated in Japan in 2021, monday.com Sp.z.o.o., incorporated in Poland in 2022, and monday.com PTE., incorporated in Singapore in 2022. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

NOTE 2:-	BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), reflect the application of the significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

a.	Unaudited Interim Condensed Consolidated Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2024, the condensed consolidated statements of operations, shareholders’ equity, and cash flows for the six months ended June 30, 2024, and June 30, 2023, and the related notes to such condensed consolidated financial statements are unaudited. These unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES (cont.)

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2024 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2024 and June 30, 2023.

The significant accounting policies referenced in the annual consolidated financial statements of the Company as of December 31, 2023, have been applied consistently in these unaudited condensed consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying consolidated financial statements, consisting of normal, recurring adjustments, and all intercompany balances and transactions have been eliminated in the consolidation.

The results for the six months ended June 30, 2024, are not necessarily indicative of the results to be expected for the full year ending December 31, 2024, or any other future interim or annual period. The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on March 14, 2024 (the “Annual Report”).

b.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on assumptions that management considers to be reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Accounting pronouncements not yet effective

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (ASC 280), Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment.

ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASC 740) – Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

NOTE 3:-	REVENUE RECOGNITION

The Company generates revenues from the sale of subscriptions to customers to access its cloud-based Work OS platform in accordance with ASC 606. The Company recognized $208,362 and $173,093 of revenue during the six months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited), respectively, that were included in the deferred revenue balances as of January 1, 2024, and 2023, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS
	June 30,	December 31,
	2024	2023
	(Unaudited)
Prepaid expenses	$26,529	$13,189
Government institutions	4,727	2,731
Derivative instruments	2,657	9,806
Interest receivable	4,967	4,484
Short-term vendor deposits	7,542	6,675
Deferred commission	8,998	1,810
Other current assets	761	408
Total prepaid expenses and other current assets	$56,181	$39,103

NOTE 5:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	June 30,	December 31,
	2024	2023
	(Unaudited)
Accrued employee compensation and benefits	$81,467	$63,440
Accrued expenses	42,241	31,810
Advances from customers	3,383	2,801
Income and indirect taxes payable	10,125	8,640
Total	$137,216	$106,691

NOTE 6:-	FAIR VALUE MEASUREMENTS

The following tables present information about the Company’s financial assets that have been measured at fair value on a recurring basis, as of June 30, 2024, and December 31, 2023, and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

	June 30, 2024
	(Unaudited)
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$1,176,178	$-	$1,176,178
Foreign currency derivative contracts:
Foreign exchange contracts	-	2,657	2,657
Total financial assets	$1,176,178	$2,657	$1,178,835

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 6:-	FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2023
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$1,024,658	$-	$1,024,658
Foreign currency derivative contracts:
Foreign exchange contracts	-	9,806	9,806
Total financial assets	$1,024,658	$9,806	$1,034,464

The Company classifies its highly liquid money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

NOTE 7:-	DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The fair values of derivative instruments and the line items to which they were recorded are summarized as follows:

		June 30,	December 31,
	Balance sheet line item	2024	2023
		(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$2,657	$9,806
		2,657	9,806
Derivatives not designated as hedging instruments:
		-	-
Total		$2,657	$9,806

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 7:-	DERIVATIVES AND HEDGING (cont.)

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge and the relationship between income and other comprehensive income for the six months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited), are summarized below:

	Loss Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Realized Gain (Loss) on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)(**)
	Six months ended June 30		Six months ended June 30		Six months ended June 30
	2024	2023	2024	2023	2024	2023
	(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts	$5,480	$4,293	$1,667	$(5,392)	$-	$-
	5,480	4,293	1,667	(5,392)	-	-
Derivatives not designated as hedging instruments:
Foreign exchange contracts	-	-	-	-	-	-
Total	$5,480	$4,293	$1,667	$(5,392)	$-	$-

(*) Classified in operating expenses in the Condensed Consolidated Statement of Operations.

(**) Includes derivatives not designated as accounting hedge. Classified in financial expense (income), net in the Condensed Consolidated Statement of Operations.

The notional amounts of the outstanding derivatives are summarized as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$135,674	$157,430
Total	$135,674	$157,430

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8:-	LEASES

The Company has entered into various non-cancelable operating leases for its offices expiring between fiscal 2024 and 2031. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancelable monthly lease agreements for short-term periods of up to one year. The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024 (unaudited):

Amount

The remainder of 2024	$10,200
2025	20,142
2026	13,115
2027	9,049
2028	7,060
Thereafter	206
Total undiscounted cash flows	$59,772
Less: Imputed interest	$(2,927)
Present value of lease liabilities	$56,845

Supplemental balance sheet information related to leases is as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
Weighted-average remaining lease term	3.3 years	3.7 years
Weighted-average discount rate	3.6%	3.5%

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees

As of June 30, 2024 (unaudited) and December 31, 2023, the Company has provided a bank guarantee in the amount of $7,391, and $6,815, respectively, to secure its lease agreements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 9:-	COMMITMENTS AND CONTINGENCIES (cont.)

b.	Indemnifications

The Company enters into standard indemnification provisions in the ordinary course of business, including certain customers, business partners, the Company’s officers, and directors. Pursuant to these provisions, the Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company.

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of June 30, 2024, related to indemnification agreements.

The Company has entered into service-level agreements with some of its enterprise customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet the defined levels of uptime in a certain calendar month. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance. In addition, since the calculation is monthly for each calendar month there is no uncertainty at the end of the reporting period. Therefore, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

c.	Legal Contingencies

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

d.	Other Commitments

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 9:-	COMMITMENTS AND CONTINGENCIES (cont.)

Future minimum payments under the Company's other commitments, as of June 30, 2024 (unaudited), are as follows:

Amount
The remainder of 2024	$32,417
2025	35,910
2026	34,139
2027	17,150
Total contractual obligations	$119,616

Additionally, on July 22, 2024 (unaudited), the Company entered into an operating lease agreement for new offices in the UK. The lease commenced on July 19, 2024. The total undiscounted cash flows amounted to $67,052 with a lease term of eight years. This new operating lease agreement was excluded from the table above.

NOTE 10:-	FINANCIAL INCOME (EXPENSE) , NET
	Six months ended June 30,
	2024	2023
	(Unaudited)
Financial expenses:

Bank charges and other	$274	$277
Exchange rate expense, net	1,309	-
Total financial expenses	1,583	277

Financial income:

Exchange rate income, net	-	991
Interest income on deposits and money market funds	29,272	16,781
Total financial income	29,272	17,772

Financial income (expenses), net	$27,689	$17,495

NOTE 11:-	RELATED PARTIES

There were no material related party transactions in each of the six months ended June 30, 2024 (unaudited) and 2023 (unaudited).

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)
NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the Board, and in the event of the Company's liquidation, to the surplus assets of the Company. The Company has the following ordinary shares reserved for future issuance:

	June 30, 2024	December 31, 2023
	(Unaudited)
Ordinary shares	49,858,787	48,923,903
Outstanding share options and RSUs	3,888,434	4,294,853
Shares available for future grants under the 2021 plan	9,026,219	7,847,149
Shares subject to the employee share purchase plan	1,193,972	1,233,812
Total	63,967,412	62,299,717

b.	Share based compensation

Share option activity for the six months ended June 30, 2024 (unaudited) is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value
	(Unaudited)
Outstanding — January 1, 2024 (*)	3,079,252	$48.82	6.71	$435,699
Granted (*)	32,802	$0.00
Exercised	(671,366)	$18.70
Expired and forfeited	(84,708)	$76.22
Outstanding — June 30, 2024	2,355,980	$55.74	6.43	$436,030
Exercisable — June 30, 2024 (*)	1,745,150	$43.91	6.05	$343,640

(*) Includes 73,074 performance options granted to the Company’s Co-CEOs in 2022, 74,108 in 2023, and 22,481 in 2024, as applicable.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)
NOTE 12:-	SHAREHOLDERS’ EQUITY (cont.)

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as June 30, 2024, and January 1, 2024. The intrinsic value of options exercised in the six months ended June 30, 2024 (unaudited), and June 30, 2023 (unaudited), was approximately $136,250 and $67,487, respectively. The weighted-average grant-date fair value of options granted during the six months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited) was $217.99 and $86.24, respectively.

The following table summarizes the activity for the Company's RSUs for the six months ended June 30, 2024 (unaudited):

	Number of Units	Weighted-Average Fair Value
	(Unaudited)
Balance at January 1, 2024 (*)	1,215,601	$134.41
Granted (*)	616,182	$201.98
Vested	(223,678)	$137.28
Canceled	(75,651)	$149.83
Balance at June 30, 2024 (*)	1,532,454	$160.40

(*) Includes 22,928 performance shares granted to the Company’s Co-CEOs in 2023, and 48,129 to the Company’s Co-CEOs and several executives in 2024.

As of June 30, 2024 (unaudited), and June 30, 2023 (unaudited) there was $156,611, and $94,770 of total unrecognized compensation cost related to unvested restricted share units, respectively, which is expected to be recognized over a weighted-average period of 1.87 and 1.86 years, respectively.

F -  17

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)
NOTE 12:-	SHAREHOLDERS’ EQUITY (cont.)

Share-based compensation expense for the six months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited), is as follows:

	Six months ended June 30,
	2024	2023

Cost of revenues	$3,116	$3,322
Research and development	23,193	19,742
Sales and marketing	18,068	13,640
General and administrative	18,789	14,539
Share-based compensation, net of amounts capitalized	$63,166	$51,243
Capitalized share-based compensation expense	648	956
Total share-based compensation	$63,814	$52,199

As of June 30, 2024 (unaudited) and June 30, 2023 (unaudited), unamortized share-based compensation expense was $173,557 and $132,470, respectively, which is expected to be recognized over weighted average periods of 1.84 and 1.81 years, respectively. The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Six months ended June 30,
	2024	2023
	(Unaudited)
Risk-free interest rate	4.03%-4.77%	3.48%-3.90%
Expected dividend yield	0%	0%
Expected term (in years)	5-7	5-7
Expected volatility	57.81%	57.24%-64.63%

c.	Employee Share Purchase Plan

During the six months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited) employees purchased 39,840 and 42,468 ordinary shares at average prices of $150.10 and $93.68 per share, respectively. For the six months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited), the Company recognized $2,320 and $2,081 of compensation expense in connection with the ESPP, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)
NOTE 13:-	EARNINGS (LOSS) PER SHARE

The following table presents the calculation of basic and diluted net income (loss) per share:

	Six months ended June 30,
	2024	2023
	(Unaudited)
Numerator:
Net income (loss) attributable to ordinary shareholders, basic and diluted	$21,393	$(21,702)

Denominator:
Weighted-average ordinary shares outstanding, basic	49,442,327	48,061,281

Dilutive effect
Employee stock options, RSUs and PSUs	2,664,042	-
Weighted average ordinary shares outstanding, diluted	52,106,369	48,061,281

Net income (loss) per share attributable to ordinary shareholders, basic	$0.43	$(0.45)
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.41	$(0.45)

The potential Ordinary shares that were excluded from the computation of diluted income (loss) per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)
Options	-	3,398,278
RSUs	-	1,164,738
Total	-	4,563,016

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 14:-	GEOGRAPHICAL INFORMATION

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)
United States and North America	$242,075	$181,933
EMEA	98,445	72,640
United Kingdom	46,865	33,370
Rest of the world	65,634	49,992
Total	$453,019	$337,935

Long-lived assets and Operating lease right-of-use assets by geographical areas were as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Israel	$76,382	$72,262
United States	19,533	23,773
Rest of the world	4,321	3,663
Total	$100,236	$99,698